UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ReNew Energy Global plc

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G7500M 104

(CUSIP Number)

Sumant Sinha

C/O ReNew Power

Commercial Block-1, Zone 6

Golf Course Road, DLF City Phase-V

Gurugram-122009, Haryana

India

(+91) 124 489 6670

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Cognisa Investment
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 6,498,328
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,498,328

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,498,328
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.6%
14	Type of Reporting Person PN

1	Names of Reporting Persons Wisemore Advisory Private Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,939,313
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,939,313

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,939,313
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.9%
14	Type of Reporting Person CO

1	Names of Reporting Persons Sumant Sinha
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 24,307,915
	8	Shared Voting Power 11,437,641
	9	Sole Dispositive Power 24,307,915
	10	Shared Dispositive Power 11,437,641

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,745,557
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.0%
14	Type of Reporting Person IN

Explanatory Note: This Amendment No. 2 (the “Amendment No. 2”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) by the Reporting Persons on September 2, 2021 (the “Original Schedule 13D,” as amended and supplemented by the Amendment No. 1 to the Original Schedule 13D filed with the SEC by the Reporting Persons on November 21, 2022, and as further amended and supplemented by this Amendment No. 2 to the Original Schedule 13D (collectively, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

This Amendment No. 2 supplements Item 4 of the Original Schedule 13D by adding the following at the end of the section entitled “Registration Rights, Coordination and Put Option Agreement”:

As Founder Investors, the Reporting Persons have exercised the Founder Investor De Minimis Put Option.

Item 5.	Interest in Securities of the Issuer.

This Amendment No. 2 amends and restates Item 5 of the Original Schedule 13D in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Class A Ordinary Shares and percentage of Class A Ordinary Shares beneficially owned by each of the Reporting Persons, as well as the number of Class A Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 254,673,898 Class A Ordinary Shares outstanding, as reported by the Issuer in the Annual Report on Form 20-F filed by the Issuer with the SEC on July 31, 2023:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Cognisa Investment	6,498,328	2.6%	0	6,498,328	0	6,498,328
Wisemore Advisory Private Limited	4,939,313	1.9%	0	4,939,313	0	4,939,313
Sumant Sinha	35,745,557	14.0%	24,307,915	11,437,641	24,307,915	35,745,557

As of the date hereof, Mr. Sinha is the record holder of one Class B Ordinary Share, which represents voting rights equal to (i) 82 Class A Ordinary Shares that would have been issued to Mr. Sinha and his affiliates if Mr. Sinha and his affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Class A Ordinary Shares at an exchange ratio of 1-to-0.8289, (ii) 6,498,328 Class A Ordinary Shares that would have been issued to Cognisa and its affiliates if Cognisa and its affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Class A Ordinary Shares at an exchange ratio of 1-to-0.8289, and (iii) 4,939,313 Class A Ordinary Shares that would have been issued to Wisemore and its affiliates if Wisemore and its affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Class A Ordinary Shares at an exchange ratio of 1-to-0.8289. Cognisa and Wisemore are directly owned and controlled by Mr. Sinha. As a result, Mr. Sinha may be deemed to share beneficial ownership over the securities held by each of Cognisa and Wisemore. In addition, Mr. Sinha is the record holder of 24,307,833 Class A Ordinary Shares issuable upon the exercise of options awarded to Mr. Sinha within 60 days from the date hereof.

(c) Except as described in this Schedule 13D, the Reporting Persons have not engaged in any transactions with respect to the Class A Ordinary Shares in the past sixty days.

(d) None.

(e) Not applicable.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement. (incorporated herein by reference to Exhibit 1 to the Original Schedule 13D).

2	Business Combination Agreement dated February 24, 2021 (incorporated herein by reference to Exhibit 2 to the Original Schedule 13D).

3	Amendment No. 1 to the Business Combination Agreement (incorporated herein by reference to Exhibit 3 to the Original Schedule 13D).

4	Shareholders Agreement dated August 23, 2021 (incorporated herein by reference to Exhibit 4 to the Original Schedule 13D).

5	Registration Rights, Coordination and Put Option Agreement dated August 23, 2021 (incorporated herein by reference to Exhibit 5 to the Original Schedule 13D).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 30, 2023

COGNISA INVESTMENT

By:	/s/ Sumant Sinha
Name: Sumant Sinha
Title: Partner

WISEMORE ADVISORY PRIVATE LIMITED

By:	/s/ Sumant Sinha
Name: Sumant Sinha
Title: Director

MR. SUMANT SINHA

By:	/s/ Sumant Sinha
(in personal capacity)